FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of June 2003

                                  20 June 2003

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F |X|                            Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes |_|                        No |X|


           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable

NDS Rejects EchoStar Lawsuit as Opportunistic and Baseless

    Business Editors/High-Tech Writers

    LONDON--(BUSINESS WIRE)--June 20, 2003--NDS today described the allegations contained in the complaint recently filed by EchoStar/NagraStar, as baseless and nothing more than an attempt by a competitor to harm NDS.
    NDS President and CEO Dr. Abe Peled said: "NDS had nothing to do with the piracy of EchoStar's DBS system, or any other system. We are the world's leading supplier of conditional access systems for pay-TV and have a long-standing commitment to eradicating piracy from the entire conditional access industry. We have spent millions of dollars and thousands of man hours towards that goal."
    Dr. Peled added, "The EchoStar/NagraStar complaint is basically a repetition of another groundless lawsuit, which was filed over a year ago and has since been dismissed. If this complaint were really about remedying a wrong done to EchoStar and NagraStar, it would have been brought a long time ago."
    Dr. Peled concluded, "EchoStar/NagraStar are resorting to frivolous litigation in an attempt to harm NDS and thwart legitimate competition. NDS will not be distracted from focusing on its business of supporting its customers worldwide as well as striving to add new ones."

    About NDS

   NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

www.nds.com

    --30--MH/lo*

    CONTACT: NDS Group plc
             Director of PR
             Margot Field
             M: +44 (0)7881 918158
             E: mfield@ndsuk.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               NDS Group plc

Date:    20th June 2003
                                               By:    /s/ CRK Medlock
                                                      CRK Medlock
                                                      Chief Financial Officer